

November 1, 2012

Via E-mail
Martin Salinas, Jr.
Chief Financial Officer
Southern Union Company
5051 Westheimer Rd.
Houston, Texas 77056

> **Re: Southern Union Company**
> **Form 10-K/A for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 1-06407**

Dear Mr. Salinas:

We have reviewed your response dated October 9, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A filed April 30, 2012

General

1. We note your responses to prior comments 1 and 2 in our letter dated September 25, 2012. Please supplementally confirm that in future filings you will provide the additional details of how you award compensation as provided in your written responses.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Condensed Consolidated Statements of Comprehensive Income (Loss), page 7

2. We have reviewed your response to prior comment 3 in our letter dated September 25, 2012. Please explain to us in greater detail why there are no reclassifications related to your pension plans from accumulated other comprehensive income into net income during the successor period. For example, please clarify how you accounted for actuarial gains and losses during the successor period, including differences in expected and actual returns on plan assets. We note your disclosure on page 18 that you recognized actuarial loss amortization in net periodic benefit cost during the successor period.

3. ETE merger and Pending Holdco Transaction, page 11

3. We have reviewed your response to prior comment 4 in our letter dated September 25, 2012 and have the following comments:

- We note that the vesting of your "share-based payment awards and the resulting conversion to cash and/or ETE common units was triggered by preexisting conditions within the terms of the awards." If the "preexisting condition" of the awards relates to a change of control provision, please tell us when that provision was added to the awards and confirm that the provision was not added in contemplation of the ETE merger. Please tell us if the acquisition-date fair value of the replacement awards exceeded the acquisition-date fair value of the original awards.

- You indicate that the remaining unrecognized compensation expense associated with these awards was "recognized contemporaneously with the business combination" and not within your predecessor period. Please clarify what you mean by "recognized contemporaneously with the business combination." As part of your response, please explain why you believe your accounting treatment and presentation is appropriate, referring to the applicable accounting guidance to support your conclusion. Please also tell us the amount of such compensation expense and if you included any disclosures in your filing describing your accounting treatment.

Management's Discussions and Analysis of Financial Condition and Results of Operations, page 35

4. We have reviewed your response to prior comment 6 in our letter dated September 25, 2012. Please ensure your future filings do not include any combined results of the predecessor and successor periods as we continue to believe that it is not appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, as noted in our prior comment, you should separately discuss the historical results of the predecessor and the successor periods for 2012. If appropriate, you may supplement the discussion with pro forma results prepared in accordance with Article 11 of Regulation S-X.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief